UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Rocketinfo Inc.
                                 ---------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    77313T106
                                    ---------
                                 (CUSIP Number)

                                 Ricardo Requena
                                Estudio Lecueder
                               25 de Mayo 444, P2
                               Montevideo, Uruguay
                                598 (2) 916 0667
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2007
                                  ------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 77313T106
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Ricardo Requena
      --------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   |_|
      --------------------------------------------------------------------------
      (b)   |_|
      --------------------------------------------------------------------------

3.    SEC Use Only

      --------------------------------------------------------------------------

4.    Source of Funds (See Instructions)

      PF
      --------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

      --------------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Uruguay
      --------------------------------------------------------------------------

Number of         7.    Sole Voting Power
Shares
Beneficially            4,629,096
Owned by                --------------------------------------------------------
Each
Reporting         8.    Shared Voting Power
Person With

                        --------------------------------------------------------

                  9.    Sole Dispositive Power

                        4,629,096
                        --------------------------------------------------------

                  10.   Shared Dispositive Power


                        --------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      4,629,096
      --------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

      --------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)

      8.81%
      --------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN
      --------------------------------------------------------------------------

Item 1. Security and Issuer

      This statement relates to the Common Stock of Rocketinfo Inc. ("Corporation" or "Issuer"). The name and address of the principal executive offices of the Corporation, the issuer of such securities, is as follows:

      Rocketinfo Inc.
      3101 West Coast Highway
      Newport Beach, CA 92660

Item 2. Identity and Background

            a) This schedule 13D is filed on behalf of Ricardo Requena, the Reporting Person

            b)    Mr. Requena's business address is:

                  25 de Mayo 444, P2,
                  Montevideo, Uruguay

            c)    Mr. Requena's principal occupation is as an Accountant.

            d) During the last five years, Mr. Requena has not been convicted in a criminal proceeding.

            e) During the past five years, Mr. Requena has not been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjects or subjected Mr. Requena to a judgement, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

            f)    Mr. Requena is a citizen of Uruguay.

Item 3. Source and Amount of Funds or Other Consideration

      Mr. Requena has purchased or acquired the shares described in this 13D with personal funds. Included in the aggregate amount owned of 4,629,096 are 98,400 shares of Common Stock owned through a limited liability company of which Mr. Requena is the President and sole shareholder.

Item 4. Purpose of Transaction

      Mr. Requena has no present plans or proposals which relate to or would result in: (a) The acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      The percentages used in this Schedule 13D are calculated based on the Corporation's 51,761,660 shares of outstanding Common Stock.

      (a) Mr. Requena has beneficial ownership of 4,629,096 shares of which 786,167 are shares that can be acquired by the exercise of share purchase warrants held by the Reporting Person, or 8.81% of the Corporation's Common Stock plus the 786,167 share purchase warrants held by the Reporting Person.

      (b) Mr. Requena has the sole voting and dispositive power over such shares.

      (c) Mr. Requena acquired 66,667 units from the Issuer on June 29, 2007 at a cost of $0.15 per unit, each unit consists of one share and one warrant to purchase one share at $0.20 on or before June 29, 2009. On July 9, 2007 Mr. Requena acquired 2,258,040 shares of the Issuer in settlement of $338,706 owed to Mr. Requena by a third party.

      (d)   Not applicable

      (e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There are no contracts, arrangements, understandings or relations with Mr. Requena and any other person with respect to the securities.

Item 7. Material to Be Filed as Exhibits

      None.

Exhibit    Name
-------    ---------------------------------------------------------------------



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby express our agreement that this Schedule 13D/A is filed on behalf of each of us pursuant to Rule 13d-1(k) under the Securities Exchange Act.

Dated: July 17, 2007


                                                /s/ Ricardo Requena
                                                ------------------------
                                                Name: Ricardo Requena


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
                              (See 18 U.S.C. 1001)